

July 23, 2013

Via E-mail
Mr. James McKinney
Chief Executive Officer and Chief Financial Officer
Vital Products, Inc.
2404 Via Mariposa West, 1-A
Laguna Woods, California 92637

      RE: Vital Products, Inc.
             Form 10-K for the Year Ended July 31, 2012
             Filed November 2, 2012
             File No. 333-127915

Dear Mr. McKinney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2012

General

1. We note your issuance of a press release on June 10, 2013 disclosing your results of operations for the three months ended April 30, 2013. Please explain to us why you did not disclose the foregoing public announcement on a Current Report on Form 8-K. See Item 2.02 of Form 8-K.

2. Please amend your Form 10-K in response to the following comments.

3. We note that you have omitted to check a box on the cover page indicating whether you have submitted electronically and posted on your corporate Website, if any, every Interactive Data

File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Please mark the appropriate box.

4. We note your disclosure on pages 20 and 21 that Messrs. Levine and Lecker resigned their respective officer and director positions with your company on July 30, 2012. We also note that Mr. McKinney was appointed President and Chief Financial Officer on April 30, 2012 and that Mr. McKinney was appointed as a director on July 30, 2012. Please explain to us why you did not disclose the foregoing resignations and appointments on Current Reports on Form 8-K. See General Instruction B.1. and Item 5.02 of Form 8-K.

Our Business, page 4

5. We note your disclosure on page 9 that "Vital is no longer active in industrial packaging products in the United States . . . Vital Products is a business to business supplier or printer ribbons, toner cartridges and ink jet cartridges." Please include a discussion of your current business operations, namely as a supplier of printer ribbons, toner and ink jet cartridges, in your Item 1 business discussion. Please also discuss the material terms of your license agreement with Vital Supplies, including the products you have a right to market as this appears to be your sole business operation and plan. See Item 101(h)(4)(vii). In addition, please file as an exhibit the license agreement with Vital Supplies referenced on page 5. Please refer to Item 601(b)(10) of Regulation S-K. We may have additional comments.

6. When discussing discontinued past operations here and in the MD&A, please avoid providing disclosure suggesting these operations are ongoing. For instance, you state on page 5 "our new system produces a craft paper product that simulates a moldable nest" and refer to a new line of business when discussing an area you are not operating in. We may have additional comments.

Customers, page 6

7. Please discuss any agreements with Century Computer Products and Reliable Printing Solutions, Inc. in greater detail and file them as exhibits.

Manufacturing and Product Sourcing, page 7

8. Please discuss in significantly more detail how you source your products and how they are manufactured. We may have further comments.

Recent Sales of Unregistered Securities, page 12

9. We note your disclosure on page 12 that on "February 10, 2012, the Board of Directors approved the issuance to James McKinney, the President and Chief Financial Officer of the Company, a signing bonus . . ." comprised of equity securities in the company. We also note

your disclosure on page 21 that Mr. McKinney was appointed President and Chief Financial Officer on April 30, 2012. Please explain the apparent gap in time between the board's approval of Mr. McKinney's signing bonus and his appointment date.

Liquidity and Capital Resources, page 16

10. Please disclose the amount of accrued interest on each of the notes outstanding.

Controls and Procedures, page 18

11. Please note that use of Item 9A(T) and Item 308T of Regulation S-K is no longer permissible as of June 30, 2010 for fiscal years ending after December 15, 2009. Please comply with Item 9A of Form 10-K.

12. Given that your Form 10-K for the fiscal year ended July 31, 2012 discloses management's conclusions that your disclosure controls and procedures and internal controls and procedures were not effective, please include disclosure that describes the material weakness or weaknesses that led to this conclusion. You should disclose when the material weakness first began, who identified the material weakness and discuss the actions taken and the additional steps you must take to remediate the problem. You should discuss your timetable for implementing these changes. Also, to the extent material, you should include disclosure in Management's Discussion and Analysis in your annual report describing the potential effects on your financial condition.

Directors, Executive Officers and Corporate Governance, page 20

13. Please remove the parenthetical notation "(1)" next to Mr. Michael Levine's name on page 20 as it does not appear to be connected to any footnote reference.

14. Please revise your disclosure to clearly state each of your officer's and director's principal employment and the name and principal business of his or her employer during the past five years. For example, there is no description of Mr. McKinney's employment in the five years immediately prior to his appointment on April 30, 2012. See Item 401(e) of Regulation S-K.

15. We note your disclosure on page 21 that Mr. McKinney has served as President and CFO since April 30, 2012. We also note that Mr. McKinney signed the company's Form 12b-25 filed October 29, 2012 as well as Exhibits 31.1 and 32.1 to the Form 10-K as "Chief Executive Officer." Please correctly disclose Mr. McKinney's positions with the company.

Involvement in Certain Legal Proceedings, page 21

16. We note your disclosure on page 21 that you are not aware of any material legal proceedings in "the past five years" concerning any director, director nominee or control person. Please

note that Item 401(f) of Regulation S-K requires disclosure covering the past ten years and also should include executive officers. Please ensure your disclosure complies with Item 401(f) of Regulation S-K.

Committees of the Board of Directors, page 22

17. We note your disclosure that "Mr. McKinney is "independent" as independence for audit committee members is defined in . . . ." As Mr. McKinney serves as President and Chief Financial, as well as a director, and has received a signing bonus in the form of equity securities for his service as President and Chief Financial Officer, please explain to us the basis for your conclusion that Mr. McKinney can be characterized as "independent."

Executive Compensation, page 22

18. Please include disclosure with respect to director compensation. If no directors were paid compensation in your last fiscal year, please so state. See Item 401(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

19. We note your disclosure that the "following table sets forth certain information concerning the beneficial ownership of our outstanding common stock as of October 19, 2011. . . ." Your disclosure should be as of the most recent practicable date. See Item 403 of Regulation S-K.

20. Please revise your table to include the business, mailing or residence address of your beneficial holders. We note your statement in footnote (1) that the "address of all individual directors and executive officers is c/o Vital Products, Inc., ..." However, we note that there are beneficial holders listed in the table who are neither officers nor directors and no separate address is provided. See Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 25

21. Please ensure consistency with respect to your references to Mr. Levine and his positions with the company. For example, in paragraph one under "Certain Relationships and Related Transactions" you note that Mr. Levine is your "former Chief Executive Officer and former Chairman of the Board . . .," and then in paragraph two you describe Mr. Levine as your "former Chief Executive Officer, President and Chairman of the Board . . ." and then finally in paragraph three you describe Mr. Levine as your "Chief Executive Officer, President and Chairman of the Board . . ." with no reference to "former." We contrast this disclosure with your disclosure on page 21 where you describe the resignation of Mr. Levine as Chief Executive Officer, Chairman and director and the appointment of Mr. McKinney as President and Chief Financial Officer.

22. Please describe in greater detail your relationship with the vendor in which Michael Levine has a majority interest and file all agreements with this entity as exhibits.

Exhibits, Financial Statement Schedules, page 27

23. Please tell us where you have filed as an exhibit a complete copy of your articles of incorporation, as amended, in accordance with Regulation S-K Item 601(b)(3)(i). In this regard, we note the certificate of amendment to your certificate of incorporation dated February 24, 2012 filed with your Current Report on Form 8-K on March 2, 2012, which is not listed in the exhibit list in your Form 10-K.

24. Please tell why you have not included in your exhibit list an incorporation by reference to the Side Letter Agreement with The Cellular Connection, Ltd. filed with your Current Report on Form 8-K on February 29, 2012.

25. We note your reference to "Exhibit 23.1 – Consent of Independent Auditors, MSCM LLP (filed herewith)." It does not appear that Exhibit 23.1 was filed with the Form 10-K. Please advise.

Signatures, page 29

26. Please identify your Principal Accounting Officer or Controller. To the extent that James McKinney serves as your Principal Accounting Officer or Controller, please advise us of such and identify that person in his capacity as Principal Accounting Officer or Controller on the signature page, in addition to your Principal Executive Officer and Principal Financial Officer, as appropriate.

Financial Statements

Notes to the Financial Statements

Note 3. Variable Interest Entity, page F-13

27. You have determined that Vital Products Supplies, Inc. is a variable interest entity and that you are the primary beneficiary of this entity. Please provide us with the license agreement entered into with Vital Products Supplies, Inc. in April 2012. With specific reference to the terms of this license agreement, please provide us with a comprehensive analysis as to how you determined that Vital Products Supplies, Inc. is a variable interest entity and that you are the primary beneficiary of this entity pursuant to ASC 810. Your explanation should include but not be limited to the following:
- Please address what consideration you gave to the scope exception included in ASC 810-10-15-17(d) which refers to legal entities that are deemed to be a business;

- Please address how you determined this entity is a variable interest entity pursuant to ASC 810-10-15-14 and how you have a variable interest in this entity;
- Please tell us how you determined you were the primary beneficiary of this variable interest entity pursuant to ASC 810-10-25-38; and
- Please tell us the amounts of sales and cost of sales reflected in your consolidated financial statements for the year ended July 31, 2012 and the nine months ended April 30, 2013 which represent your sales of the products of Vital Products Supplies, Inc. pursuant to the license agreement.

Exhibits 31.1 and 31.2

28. We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to item 601(b)(31) of Regulation S-K. In this regard, please only indicate the title of the signing officer immediately following their signatures. Also, the certifications should correspond exactly to the certifications set forth in Item 601(b)(31) of Regulation S-K. We note, for example, that you have incorrectly included references to "small business issuer" in place of "registrant."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief